Exhibit 99.1

First High-School Education Group Announces the Establishment of the Beijing Long-Spring Ordinary-Vocational Education Integration Development and Research Institute

BEIJING, November 24, 2021 /PRNewswire/ — First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (NYSE: FHS), the largest operator of private high schools in Western China and the third largest operator in China1, today announced the establishment of the Beijing Long-Spring Ordinary-Vocational Education Integration Development and Research Institute (the “Institute”). In order to further serve the development of society and education in China, the Company hosted general forum on career possibilities of ordinary and vocational education and established the Institute. The goal of the Institute is to actively carry out research on the integration of ordinary and vocational education, and to promote the high-quality development of the related occupations. Through field research and study on successful domestic and foreign models, the First High-School Education Group intends to actively promote the expansion of comprehensive high schools with both ordinary and vocational education programs. The Company is now seeking opportunities in the society for cooperation on comprehensive high school projects.

In order to further improve the strategic layout of school operation in central and western regions of China, and to seize the education development opportunities of the ordinary-vocational integration, the Company plans to open two new comprehensive high schools in 2022.

Ordinary-vocational integration is a new high school education model in China. Through specific trainings, policies and designs, comprehensive high schools integrate ordinary education and vocational education by sharing respective educational resources and achieving synergistic development. With the goal of cultivating talents, these schools provide more diverse choices for students. From 2019 to 2021, the Chinese government promulgated various education policies to emphasize the necessity to deepen the integration of ordinary and vocational education and the integration of education and on-job training. The education policies also encouraged school-enterprise cooperation, diversified development of high school programs, and strengthened trainings of high-skilled talents.

First High-School Education Group is fully committed to the promotion and high-quality development of ordinary-vocational integration. The Company is dedicated to providing consultation services, education services, and strategic cooperation related to ordinary-vocational integration in all regions to all schools and enterprises in need. First High-School Education Group will continue to create and provide high-quality high school education opportunities for more students, and make positive contributions to China’s economic and social developments, in order to effectively fulfill the Company’s mission and social responsibilities.

[1]	In terms of student enrollment as of September 1, 2021, according to an industry report commissioned by First High-School Education Group and prepared by China Insights Industry Consultancy Limited.

About First High-School Education Group

First High-School Education Group is the largest operator of private high schools in Western

China and the third largest operator in China2. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

First High-School Education Group

Lillian Liu

Tel: +86-13062818313

E-mail: liuyi@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)

[2]	In terms of student enrollment as of September 1, 2021, according to an industry report commissioned by First High-School Education Group and prepared by China Insights Industry Consultancy Limited.